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March 10, 2017

Via EDGAR and e-mail

Edward P. Bartz
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	ALAIA Market Linked Trust, Series 4-1 Amendment No. 2 to Registration Statement on Form S-6 Filed March 10, 2017 File Nos.: 333-215634 and 811-23095

Dear Mr. Bartz:

On behalf of our client, ALAIA Market Linked Trust (the “Trust”), we submitted to the Securities and Exchange Commission on March 10, 2017 Pre-effective Amendment No. 2 to the above-referenced registration statement (the “Amendment”).  The Amendment incorporates responses to the comments transmitted by the Staff in your letter of February 14, 2017 and subsequent telephone conversations.

We identify in bold the Staff’s comment and note in regular type our response.  Page number references in our responses refer to the EDGAR version of the Amendment.

Summary Information (Page 6)

1.
The fourth line item in this table provides “[e]stimated annual distribution per unit (as of [  ] – may vary thereafter).”  Since the estimated annual distribution per unit is an implied representation of possible future gains or income, please delete this line item.  See Rule 156(b)(2)(ii)(A) under the Securities Act of 1933.  Please also revise the disclosure in the “Estimated Distributions” section on page 13 of the prospectus.

This disclosure has been deleted.

Edward P. Bartz
U.S. Securities and Exchange Commission
March 10, 2017

************

We appreciate the Staff’s time and attention to the Amendment.  Please call me at (212) 336-4177 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner